FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                23 January, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 23 January, 2004


Major Shareholdings

Below is the text of a letter from Capital Group Companies Inc. addressed to mmO2 plc. The letter was received over night by mmO2 plc. It relates to a section 198 notice that was received from Capital Group on 22 January 2004 and released to the market on 22 January 2004.

"We would like to retract the Section 198 Notification dated 20 January 2004. Due to an error in our database the acquisition of 9,628,773 shares was misstated in the previous notice, causing Capital International Limited's holding to remain under the 3% threshold.

We apologize for any inconvenience this may have caused.

Should you have questions or require additional information, please contact Gina Martinez or Greg Dickinson at (213)615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com".


Contact: Robert Harwood
Telephone Number: 01753 628200




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 23 January, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary